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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*

SPEAR & JACKSON, INC. F/K/A/ MEGAPRO TOOLS, INC.

(Name of Issuer)

Common Stock,
par value $.001 per share

(Title of Class of Securities)

58515X 10 3

(CUSIP Number)

Steven C. Barre
Senior Vice President, General Counsel and Secretary
Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1108
West Palm Beach, FL 33401

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

     CUSIP No. 58515X 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacuzzi Brands, Inc. F/K/A U.S. Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,543,281
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,543,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%*
14	TYPE OF REPORTING PERSON CO

* Based on the number of shares outstanding as of February 14, 2006 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2006.

     CUSIP No. 58515X 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) USI American Holdings, Inc. F/K/A USI Global Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,543,281
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,543,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%*
14	TYPE OF REPORTING PERSON CO

* Based on the number of shares outstanding as of February 14, 2006 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2006.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 amends the Report on Schedule 13D, originally filed on September 16, 2002, as amended by Amendment No. 1 thereto filed on April 26, 2005, Amendment No. 2 (“Amendment No. 2”) thereto filed on March 27, 2006 and Amendment No. 3 (“Amendment No. 3”) thereto filed on May 5, 2006 (collectively, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D.

     Item 1. Security and Issuer.

     Item 2. Identity and Background.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 4. Purpose of Transaction.

     Pursuant to and in connection with the closing of the transaction contemplated by the Stock Purchase Agreement dated as of March 23, 2006, (the “Stock Purchase Agreement”) as amended by Amendment No. 1 dated as of May 4, 2006 (“Amendment No. 1 to the Stock Purchase Agreement”), entered into between the Reporting Persons and United Pacific Industries Limited (“UPI”) for the sale by the Reporting Persons of all of their shares held in Spear & Jackson, Inc. (“SJI”) the Reporting Persons informed SJI that they intend to execute a written consent in lieu of meeting of shareholders (the “Written Consent”) at closing that would (a) approve an amendment to SJI’s bylaws to render the Nevada control share statute inapplicable to SJI, and (b) elect three designees of UPI, Mr. Lewis Hon Ching Ho, Mr. Andy Yan Wai Poon and Ms. Maria Yuen Man Lam, as directors of SJI. UPI had informed the Reporting Persons, that Mr. William Fletcher, the Acting Chief Executive Officer of SJI and a Director of SJI, has stated that he expects to continue to serve as the Chairman and Managing Director of SJI’s principal operating subsidiaries, but will resign from all positions with SJI when the Written Consent is executed. The Written Consent will not be executed until the closing occurs. UPI also indicated to the Reporting Persons that it intends to cause a new chief executive officer to be appointed as soon as reasonably practicable.

     At the request of the Reporting Persons, SJI filed a preliminary Information Statement and Notice of Change in Control and of a majority of Directors pursuant to Section 14(f) of the Exchange Act and Rule 14F-1 thereunder with the Securities and Exchange Commission (the “SEC”) on June 22, 2006. A copy of SJI’s preliminary Information Statement is being filed as an Exhibit to this Amendment No. 4 and is incorporated herein by reference, including the form of the Written Consent that the Reporting Persons intend to execute.

     For more detailed information related to the transaction, see Amendment No. 2 to the Schedule 13D, which included the Stock Purchase Agreement as an Exhibit and Amendment No. 3 to the Schedule 13D, which included Amendment No. 1 to the Stock Purchase Agreement as an Exhibit.

     Item 5. Interest in Securities of the Issuer.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See response to Item 4.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement among the Reporting Persons.

     Exhibit 2: Preliminary Information Statement, including the form of Written Consent the Reporting Persons intend to execute in connection with the closing of the transaction contemplated by the Stock Purchase Agreement.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2006

JACUZZI BRANDS, INC. F/K/A U.S. INDUSTRIES, INC.

By:	/s/ Steven C. Barre

	Name:	Steven C. Barre
	Title:	Senior Vice President, General Counsel and Secretary